LEXINGTON REALTY TRUST
ONE PENN PLAZA, SUITE 4015
NEW YORK, NEW YORK 10119-4015
December 9, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief Stacie D. Gorman

Re:	Lexington Realty Trust Registration Statement on Form S-4 Filed November 24, 2008 File No. 333-1555634
Ladies and Gentlemen:
          In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Lexington Realty Trust (“Lexington Trust”) requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective on Tuesday, December 9, 2008 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as may be practicable.
          In connection with this request for acceleration, Lexington Trust and The Lexington Master Limited Partnership (the “Partnership”), as evidenced by their signatures below, each acknowledge for themselves that:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lexington Trust and the Partnership from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Lexington Trust and the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Lexington Trust and the Partnership further confirm that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.
          It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Mark Schonberger, on behalf of Lexington Trust and the Partnership, by telephone at (914) 967-9580.

Very truly yours, LEXINGTON REALTY TRUST
By:	/s/ T. Wilson Eglin
T. Wilson Eglin
Chief Executive Officer

THE LEXINGTON MASTER LIMITED PARTNERSHIP
By:	Lex GP-1 Trust, its general partner

By:	/s/ T. Wilson Eglin
T. Wilson Eglin
President